<PAGE 1>
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                F O R M  11-K



                ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                     For the Year Ended December 31, 1993


                          NATIONAL FUEL GAS COMPANY
                          TAX-DEFERRED SAVINGS PLAN
                           FOR NON-UNION EMPLOYEES

                           (Full title of the Plan)


                 10 Lafayette Square, Buffalo, New York 14203
                            (Address of the Plan)


                          NATIONAL FUEL GAS COMPANY
         (Name of issuer of the securities held pursuant to the Plan)




               30 Rockefeller Plaza, New York, New York  10112
                   (Address of principal executive office)
<PAGE 2>
                             REQUIRED INFORMATION




(1) Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

    See accompanying Index on page 3.

(2) Exhibits

                           Exhibit Number              Description of Exhibit

                               (1)                     Consent of Independent
                                                        Accountants

<PAGE 3>
                          NATIONAL FUEL GAS COMPANY

                          TAX-DEFERRED SAVINGS PLAN

                           FOR NON-UNION EMPLOYEES

                 INDEX TO FINANCIAL STATEMENTS AND SCHEDULES






                                                            Page
                                                           Number

Report of Independent Accountants                            4

Financial Statements:

  Statement of Assets Available for Plan
  Benefits at December 31, 1993 with Comparative
  Totals at December 31, 1992                              5 - 6

  Statement of Changes in Assets Available
  for Plan Benefits for the Year Ended
  December 31, 1993 with Comparative Totals
  for the Year Ended December 31, 1992                     7 - 8

  Notes to Financial Statements                            9 - 12

Schedules:

  Schedule I - Assets Held for Investment
  at December 31, 1993                                      13

  Schedule II - Five Percent Reportable
  Items for the Year Ended December 31, 1993                14

Signatures                                                  15
<PAGE 4>




                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and
Administrative Committee of the
National Fuel Gas Company
Tax-Deferred Savings Plan for
Non-Union Employees

    In our opinion, the accompanying statement of assets available for plan benefits and the related statement of changes in assets available for plan benefits present fairly, in all material respects, the assets of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees at December 31, 1993, and the changes in its assets for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

    We have previously audited, in accordance with generally accepted auditing standards, the statement of assets available for plan benefits as of December 31, 1992 and the related statement of changes in assets available for plan benefits for the year then ended (not presented herein) and in our report dated June 25, 1993 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed statement of assets available for plan benefits as of December 31, 1992 and the condensed statement of changes in assets available for plan benefits for the year ended December 31, 1992, when read in conjunction with the financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

    Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE
Buffalo, New York
June 27, 1994

<PAGE 5>
                                                    NATIONAL FUEL GAS COMPANY
                                                    TAX-DEFERRED SAVINGS PLAN
                                                     FOR NON-UNION EMPLOYEES
                                         STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS

                                AT DECEMBER 31, 1993 WITH COMPARATIVE TOTALS AT DECEMBER 31, 1992


                                                        Participant Salary Reductions
                                                                                             Vanguard  Funds

                                 Employer                   Vanguard    National Fuel                 International
                               Contributions               Investment    Gas Company                     Equity
                               Common Stock       GIC       Contract    Common Stock      Index       Index Fund -
                                  Fund B         Fund        Trust         Fund A       Trust-500   Pacific Portfolio
           ASSETS
Investments at market (historical
 cost $42,778,287 and
 $35,675,561, respectively)      $20,950,979  $3,969,856   $5,277,797     $10,575,693   $7,813,632          $552,639

Receivables
  Employer Contributions             167,798           -            -               -            -                 -
  Participant Salary Reductions           83           -       63,312         117,364      126,451            13,675
  Notes Receivable Participant
    Loans                                  -           -            -               -            -                 -

Total Assets Available
     for Plan Benefits           $21,118,860  $3,969,856   $5,341,109     $10,693,057   $7,940,083          $566,314

                                         See accompanying notes to financial statements.


<PAGE 6>









 International
     Equity         Money Market    Total       Participant      Total all Funds Combined
  Index Fund -     Reserves, Inc.  Bond Market      Loan               December 31,
European Portfolio     -Prime       Portfolio     Account           1993            1992


       $714,126       $1,676,439    $2,154,381   $        -     $53,685,542     $42,661,660


              -                -             -            -         167,798         156,557
         17,419           18,800        36,258            -         393,362         337,641

              -                -             -    2,351,305       2,351,305       1,552,316


       $731,545       $1,695,239    $2,190,639   $2,351,305     $56,598,007     $44,708,174



<PAGE 7>
                                                    NATIONAL FUEL GAS COMPANY
                                        TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                                    STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
                FOR THE YEAR ENDED DECEMBER 31, 1993 WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 1992
                                                                                              Participant Salary Reductions
                                                                                                         Vanguard  Funds
                                  Employer                   Vanguard    National Fuel                 International
                                Contributions               Investment    Gas Company                     Equity
                                Common Stock       GIC       Contract    Common Stock      Index       Index Fund -
                                   Fund B         Fund        Trust         Fund A       Trust-500   Pacific Portfolio
Investment Income From National
 Fuel Gas Company Common
 Stock Funds                      $   880,454  $        -   $        -      $  453,664   $        -          $      -

Interest Income                             -     329,614      283,647               -            -                 -

Investment Income from Mutual
 Funds                                      -           -            -               -      195,153             3,346
     Total Investment Income          880,454     329,614      283,647         453,664      195,153             3,346

Net Appreciation in
 Fair Value of Investments          2,510,302           -            -       1,329,173      463,817            83,122

Employer Matching Contributions     2,101,612           -            -               -            -                 -

Participant Salary Reductions               -           -      707,768       1,167,225    1,254,404           131,275

Rollovers and Other Individual
 Transfers In                          17,239      13,744       13,154          37,733       38,788                 -

Payments to Participants or
 Beneficiaries                       (560,144)   (131,098)    (121,535)       (317,971)     (79,414)                -

Transfers (to)/from Associated
 Funds                                 (3,559)    (49,576)      96,024        (652,094)    (268,318)          105,289

Increase in Assets
 Available for Plan Benefits
 During the Year                    4,945,904     162,684      979,058       2,017,730    1,604,430           323,032

Assets Available for Plan
 Benefits:
   Beginning of Year               16,172,956   3,807,172    4,362,051       8,675,327    6,335,653           243,282
   End of Year                    $21,118,860  $3,969,856   $5,341,109     $10,693,057   $7,940,083          $566,314
                                          See accompanying notes to finacial statements.
<PAGE 8>




  International
      Equity          Money Market     Total      Participant     Total all Funds Combined
   Index Fund -      Reserves, Inc.  Bond Market      Loan               December 31,
European Portfolio       -Prime       Portfolio     Account         1993            1992

         $      -       $        -    $        -   $        -     $ 1,334,118     $ 1,134,331

                -                -             -      164,352         777,613         869,186


            6,669           47,978       147,646            -         400,792         338,251
            6,669           47,978       147,646      164,352       2,512,523       2,341,768


          115,845                -        26,409            -       4,528,668       4,188,180

                -                -             -            -       2,101,612       1,875,326

          170,144          210,320       366,880            -       4,008,016       3,641,181


                -            3,253         2,517            -         126,428               -


           (2,194)         (89,168)      (84,825)      (1,065)     (1,387,414)     (2,166,054)


          112,725           76,904       (53,097)     635,702               -               -



          403,189          249,287       405,530      798,989      11,889,833       9,880,401



          328,356        1,445,952     1,785,109    1,552,316      44,708,174      34,827,773
         $731,545       $1,695,239    $2,190,639   $2,351,305     $56,598,007     $44,708,174

<PAGE 9>

                          NATIONAL FUEL GAS COMPANY

                          TAX-DEFERRED SAVINGS PLAN

                           FOR NON-UNION EMPLOYEES

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF PLAN

    General:

    The following description of the National Fuel Gas Company Tax-Deferred Savings Plan For Non-Union Employees ("Plan") is provided for general information purposes, and is qualified in its entirety by reference to the Plan. The Plan was adopted July 26, 1984, effective as of July 1, 1984, and has been amended and restated since that time. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974.

    Eligibility and Participation:

    Originally, the Plan was established for the benefit of professional, administrative or executive (i.e. salaried) employees of National Fuel Gas Company and its subsidiaries ("Company"). Persons who were salaried employees on July 1, 1984, were eligible to participate at that date. Effective on various dates since July 1, 1984, most non-union non-salaried employees of the Company became eligible to participate in the Plan. New employees must complete six full months of employment and have attained age 21 in order to become eligible to participate.

    Contributions:

    Plan participants who are supervisors or executives, except those who are employed by (a) Utility Constructors, Inc. ("UCI") or (b) Seneca Resources Corporation (outside of New York or Pennsylvania) ("Seneca Resources"), may direct the Company to reduce their base salaries by a specified full percentage of at least 2% and not more than 12%. These salary reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. In addition, the Company makes an employer matching contribution for these supervisory/executive employees that ranges from 2% to 6% of the participant's base pay, depending on their years of service and rate of salary reduction contributions. No supervisory or executive employee is eligible to make future contributions to the National Fuel Gas Company Employees' Thrift Plan ("Thrift Plan").

    Plan participants who are supervisors or executives and employed by UCI or Seneca Resources may direct the Company to reduce their base salaries by a specified full percentage of at least 2% and not more than 15%. All non-union, non-supervisory employees of the Company who are Plan participants may also direct the Company to reduce their base salaries by a specified full percentage of at least 2% and not more than 15%. The 15% limit is reduced by 1% for each percent of base salary contributed to the Thrift Plan. The Company makes an employer matching contribution for these employees that
<PAGE 10>
ranges from 1% to 3.5% of the participants' base salary, depending upon their years of service and rate of salary reduction contributions. The employer matching contributions are contributed first to the Thrift Plan to the extent permitted under the Thrift Plan, and then the remainder, if any, is contributed to the Plan. Only non-union, non-supervisory employees are eligible to make future contributions to the Thrift Plan.

    "Base salary" is defined in the Plan generally to mean a participant's base annual salary for a payroll period. An individual participant's salary reduction contributions to the Plan are subject to ceilings imposed by the Tax Reform Act of 1986. However, Company matching contributions are not subject to such ceilings. The ceiling was $8,994 for 1993 and will be $9,240 for 1994. The ceiling is scheduled to continue to increase in subsequent years, with increases in the cost of living.

    Participants' accounts, including all salary reduction contributions, employer matching contributions, and the increments thereon, are at all times fully vested and nonforfeitable.

    Investment alternatives for salary reduction contributions:

    Participants may invest their salary reduction contributions in the common stock of National Fuel Gas Company ("National Stock Fund A"), the Vanguard Investment Contract Trust and/or in one or more of five mutual funds, in increments of 10%. A separate account is maintained for each participant showing his interest in each fund.

    The National Stock Fund A allows participants to invest their salary reduction contributions in a fund consisting primarily of National Fuel Gas Company common stock. This fund also maintains a small cash position in Vanguard Money Market Reserves and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends.

    The Vanguard Investment Contract Trust invests primarily in investment contracts issued by insurance companies, commercial banks, and other similar types of fixed principal investments.

    Five mutual funds are currently offered by The Vanguard Group of Investment Companies; the Vanguard Index Trust-500 Portfolio, which invests in publicly-traded common stocks and attempts to duplicate the investment performance of the Standard & Poors 500 Composite Price Index; the Vanguard Money Market Reserves, Inc.-Prime Portfolio, which invests in money market instruments which mature in one year or less; the Vanguard Total Bond Market Portfolio, which invests in bonds and other "fixed-income" securities and seeks to duplicate the investment performance of the Lehman Brothers Aggregate Bond Index; the Vanguard International Equity Index Fund - Pacific Portfolio, which attempts to provide investment results paralleling those of the Morgan Stanley Capital International Pacific Index, a diversified index of common stocks of companies located in Japan, Australia, New Zealand, Hong Kong and Singapore; and the Vanguard International Equity Index Fund - European Portfolio, which attempts to provide investment results that correspond to the price and yield performance of European stocks, in the aggregate, as represented by the Morgan Stanley Capital International Europe
(Free) Index.
<PAGE 11>
    The guaranteed investment fund ("GIC Fund") consists of a continuing deposit guaranteed investment contract ("GIC") issued by Provident National Assurance Company ("Provident"), which has a term of August 1, 1991 through July 31, 1994 and provides an effective annual interest rate of 7.64%, and a GIC issued by Continental Assurance Company ("CNA"), which has a term of August 1, 1990 through August 1, 1994, and provides an effective annual interest rate of 9.42%. Participant salary reductions for participants selecting the GIC investment alternative were invested in the Provident 7.64% GIC through July 1992. Since that time, participant salary reductions have been invested in the Vanguard Investment Contract Trust. The CNA and Provident contracts continue to earn interest even though they no longer accept contributions.

    Participants may, in accordance with the rules and restrictions of the Plan, transfer existing balances among the available investment funds, reduce or increase the percentage of salary reduction elected, redirect their current salary reduction contributions into different investment funds, or suspend salary reduction contributions altogether.

    Employer Matching Contributions:

    Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company ("National Stock Fund B"). This fund also maintains a small cash position in Vanguard Money Market Reserves and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his interest in this fund. Participants may not redirect their interests in this fund into any other fund.

    Withdrawals, loans and distributions:

    Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with various Plan rules. In certain cases, participants may postpone receipt of Plan distributions.

    Administration:

    National Fuel Gas Company is the Administrator of the Plan. A Tax-Deferred Savings Plan Committee appointed by National Fuel Gas Company's Board of Directors exercises National Fuel Gas Company's duties as Administrator. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company ("Vanguard").

    National Fuel Gas Company has the right to terminate, amend, or modify the Plan at any time.

    The Plan is not required to be insured by the Pension Benefit Guaranty Corporation.
<PAGE 12>
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    Basis of accounting and valuation:

    The accounts of the Plan are maintained on the accrual basis. National Stock Funds A and B are reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. Guaranteed investment contracts in the GIC Fund are reported at contract value at the close of the Plan year. The investment contracts in the Vanguard Investment Contract Trust are carried at fair value, which approximates contract value, as determined by the Vanguard Investment Contract Trust's Investment Committee. National Fuel Gas Company stock distributed to participants is reflected at market.

    Administrative expenses:

    Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $30,324 for services rendered in connection with the Plan and Trust for the year ended December 31, 1993. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by a participant investment fund are borne by the participant.

    Reclassification:

    At December 31, 1993, certain prior year amounts have been reclassified to conform to current year presentation.

NOTE 3 - INCOME TAXES

    The Company received a favorable determination letter from the Internal Revenue Service regarding the Plan. Accordingly, no provision for income taxes has been recorded.

NOTE 4 - PARTIES-IN-INTEREST

    For the Plan years ended December 31, 1993 and 1992, there were no known prohibited transactions with parties-in-interest as defined in ERISA Sections 406 and 407(a) and Internal Revenue Code Section 4975(c).
<PAGE 13>
                                                                    SCHEDULE I
                          NATIONAL FUEL GAS COMPANY
              TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                          ASSETS HELD FOR INVESTMENT
                             AT DECEMBER 31, 1993

                            Number of Shares                        Percentage
Name of Issuer and Title          or         Historical  Market     of Total
 of Issue                   Principal Amount    Cost      Value    Investments

National Fuel Gas Company
 Stock Funds (1)
    National Stock Fund A         864,734  $ 7,499,811  $10,575,693
    National Stock Fund B       1,713,081   13,856,502   20,950,979
                                2,577,815   21,356,313   31,526,672      58.7%
Vanguard Mutual Funds (2)
  Index Trust-500 Portfolio       178,271    7,221,969    7,813,632
  International Equity Index
   Fund - Pacific Portfolio        54,555      484,585      552,639
  International Equity Index
   Fund - European
   Portfolio                       60,112      622,409      714,126
  Money Market Reserves, Inc.
   -Prime Portfolio             1,676,439    1,676,439    1,676,439
  Total Bond Market Portfolio     214,153    2,168,919    2,154,381
                                2,183,530   12,174,321   12,911,217      24.0%
Common/Collective Trust (3)
  Vanguard Investment
   Contract Trust               5,277,797    5,277,797    5,277,797       9.8%

Guaranteed Investment
 Contracts
  Continental Assurance
   Company GIC Policy,
   9.42%, due 8/01/94          $2,789,312    2,789,312    2,789,312
  Provident National Assurance
   Company GIC Policy,
   7.64%, due 7/31/94           1,180,544    1,180,544    1,180,544
                               $3,969,856    3,969,856    3,969,856       7.5%

    Total Investments                      $42,778,287  $53,685,542     100.0%

(1) Number of shares represents shares in the fund, not shares of National Fuel Gas Company common stock.

(2) The financial statements of the mutual funds have been filed with the Securities and Exchange Commission by the Vanguard Group of Investment Companies, investment companies registered under the Investment Company Act of 1940.

(3) The audited annual report for the Vanguard Investment Contract Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity's tax identification number is 23-695-3141.
<PAGE 14
                                                                  SCHEDULE II


                                NATIONAL FUEL GAS COMPANY
                                TAX-DEFERRED SAVINGS PLAN
                                 FOR NON-UNION EMPLOYEES
                              FIVE PERCENT REPORTABLE ITEMS
                          FOR THE YEAR ENDED DECEMBER 31, 1993

                Number of  Number    Historical             Historical
                Purchase   of Sell   Cost of                Cost of    Net
                Trans-     Trans-    Assets     Proceeds    Assets   Historical
                actions    actions   Purchased  on Sales    Sold       Gain

Description
Series
Transactions

National Fuel Gas
 Company Stock Funds:

 National Stock Funds
 A and B            59       106    $5,071,379  $1,979,238  $1,413,642  $565,596

<PAGE 15>
                                  SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                             NATIONAL FUEL GAS COMPANY
                                             TAX-DEFERRED SAVINGS PLAN
                                             FOR NON-UNION EMPLOYEES
                                                 (Name of Plan)





                                             By: /s/Joseph P. Pawlowski
                                                 Joseph P. Pawlowski
                                                 Treasurer, Principal
                                                 Accounting Officer and
                                                 Member of the Tax-Deferred
                                                 Savings Plan Committee



Date:  June 29, 1994